February 25, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (281)591-4102
Peter D. Kinnear
President and Chief Executive Officer
FMC Technologies, Inc.
1803 Gears Road
Houston, Texas 77067

>   **Re: FMC Technologies, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 30, 2007**
>   **File No. 001-16489**

Dear Mr. Kinnear:

We have reviewed your December 19, 2007 response to our comments of December 5, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

        If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

                                        Sincerely,

                                        Carmen Moncada-Terry
                                        Attorney Advisor